CHINA EDUCATION ALLIANCE, INC.
80 Heng Shan Rd. Kun Lun Shopping Mall
Harbin, P.R. China 150090
******

October 28, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:     Steven Jacobs, Esq.
Accounting Branch Chief

Re:       China Education Alliance, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
File Number: 333-101167

Gentlemen:

    Thank you for your comment letter dated October 11, 2005 (the "Comment Letter") with respect to the above-captioned annual report and quarterly reports. We have filed our Amendment No. 1 to the quarterly reports on Form 10QSB/A (the “Quarterly Report”) of China Education Alliance, Inc. (the "Company"), and Amendment No. 2 to the Form 10-KSB/A of the Company, which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 1-Business, page 3

1. We note your disclosure in the Employees section on page 5 that you currently employ 15 staff members. Please tell us where the related compensation expense is recorded in the statement of operations.

Response:

The compensation expense related to the 15 staff members has been recorded into General and Administrative Expenses in the statement of operations, which was $11,346. The relatively low expenses were due primarily to the two reasons below:

1)	There were only two months of payroll included in the General and Administrative Expenses because the inception of the Company was August 9, 2004 and the payroll did not start until November of 2004.
2)	The salary rate was low in China, which was approximately RMB 600 per person on average. Please refer to the supporting documents in Exhibit 1, which are worksheets prepared by our auditor.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, Page13

2. Please tell us what steps your auditor has taken to obtain competency in US GAAP.

Response:

The Office of Chief Accountant of the SEC in January 2005 required our auditors, Jimmy C.H. Cheung & Co., to provide a report of a certifying consultant to represent to the SEC staff that Jimmy C.H. Cheung & Co. is competent in US GAAP, US GAAS, SEC standards and PCAOB requirements. This certifying consultant report issued by Mr. Donald D. Pangburn, a Director of GHP Horwath, P.C. was completed and submitted to the Office of Chief Accountant in July 2005.

Note 1 -Summary of Significant Accounting Policies and Organization, page18

3. Please explain further to us the nature of your debit cards and what they enable the end user to purchase. Further, please advise us of the nature of the relationship with your distributors and the basis on which revenues and related cost of sales are determined at the time of sale to these distributors. Finally, include a summary of the revenue cycle in your response.

Response:

Our revenue is derived from the sale of debit cards that allow purchasers/users to access our educational website to download educational materials. The debit cards are distributed by the Company’s salesmen and appointed third party distributors. Revenue is recognized by the Company when the debit cards are delivered and sold by the salesmen or distributors, at which time the customers bear the risk of loss. All debit cards are sold for cash and are non-refundable either for loss or unused portions. There is no revenue cycle as such and therefore the requested summary is not included.

4. We note your disclosures within the Business section at page 3, and in the Business sections of your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005, that, in addition to your debit card sales, you have sales of your self-developed educational software and of educational books media as well as provide other services such as text book downloading and electronic storage management. Please tell us how you have considered these revenue streams in determining your revenue recognition policies.

Response:

Our revenue presentation in the Forms 10-KSB/A and 10-QSB/A as included a description of self developed educational software and education books media as well as the provision of other services such as text book downloading and electronic storage management. At this point in time, we have not booked any revenue for the sale of these items, although they are part of our business plan. Further, we did not recognize any revenues for these items in our Statement of Operations for the fiscal period ending December 31, 2004 or the interim quarterly periods that followed. Nonetheless, in order to be conservative in our disclosure, we have amended the annual and interim reports to delete any reference to revenue or sales being derived from self developed educational software and educational books media as well as the provision of other services such as text book downloading and electronic storage management.

We do offer downloadable materials which are paid for by our debit cards in the following manner. The Company's revenue from downloadable materials is recognized at the time of sale of the debit card, as mentioned above. However, if a debit card user has insufficient points left on his card, downloadable services will not be available until the client makes a payment to our sales center in cash or by wire transfer in order to purchase additional points. Revenue would be recognized for such additional purchases at the time that the funds were provided.

The price list of downloadable materials, including equivalent points, is shown as follows:

Price List of Downloadable Materials

Items	Description	Price (RMB)	Points
Comprehensive Database	Concurrent Exercise	0.3	30
	Unit Exercise	0.3	30
	Mid-term Exam	0.5	50
	Final Exam	0.5	50
	Simulative Exam for College Entry	1.0	100
	Simulative Exam for High School Entry	1.0	100
	Enhanced Exam	1.0	100
	Monthly Test	0.5	50
	Enhanced Exam for High School Entry	3.0	300
	Enhance Exam for College Entry	3.0	300
Exam Database from Named School	Concurrent Exercise	0.5	50
	Unit Exercise	1.0	100
	Mid-term Exam	1.0	100
	Final Exam	1.0	100
	Simulative Exam for College Entry	5.0	500
	Simulative Exam for High School Entry	5.0	500
	Enhanced Exam	0.5	50
	Monthly Test	1.0	100
	Enhanced Exam for High School Entry	10.0	1,000
	Enhance Exam for College Entry	10.0	1,000
Exam Database from Named Teachers	Concurrent Exercise	0.5	50
	Unit Exercise	0.5	50
	Mid-term Exam	2.0	200
	Final Exam	2.0	200
	Simulative Exam for College Entry	3.0	300
	Simulative Exam for High School Entry	3.0	300
	Study / Notes from Named Teachers	1.0	100
	Enhanced Exam	0.5	50
	Daily Test	0.2	20
	Weekly Test	0.5	50
	Monthly Test	1.0	100

5. Please provide us with your basis for amortizing communication equipment over a 10-year useful life. Please describe the nature of the equipment and tell us how you concluded that a 10 year life was reasonable.

Response:

Communication equipment comprised 10 sets of DVD home theatres used for presentations of educational materials; two sets of servers to power the Company’s website and one set of satellite receivers. The equipment was put to use in October 2004 and the Company’s Board of Directors is of the opinion that given due care and maintenance, this equipment would be able to provide at least a 10 year useful life. Accordingly, we have amortized the communication equipment over 10 years on a straight line basis, less an estimated residual value.

Item 8A-Controls and Procedures, page 22

6. We note your disclosures regarding the inherent limitations on the effectiveness of control systems and that based upon their evaluation, your CEO and CFO concluded that, “subject to the limitations noted above, the Company’s disclosure controls are effective…” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8283, available on our website at http://www.sec.gov/rules/final/33-8283.htm. Please make conforming changes to your Forms 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.

Response:

We have revised our disclosure in the amended annual report and the amended quarterly reports to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our CEO and CFO concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Item 10-Executive Compensation, page 28

7. We note your disclosure that your officers and directors do not presently receive compensation. Please tell us what accounting literature you considered in determining whether the value of the services provided by these persons should be recorded as an expense with a corresponding contribution to equity.

Response:

We considered FAS-116 in determining whether the value of services provided by our officers and directors should be recorded as an expense with a corresponding contribution to equity. A definitive interpretation under FAS-116 states that services that do not (a) create or enhance non financial assets or (b) require specialized skills do not have to be expenses with a corresponding contribution to equity, particularly where they are provided by donation. In addition, routine volunteer services requiring no particular expertise may not be reported as contribution revenue. Based on our reading of FAS-116 and its interpretations, we have decided not recorded these non-material amounts of services as an expense with a corresponding contribution to equity.

Please let us know if you have further questions.

Sincerely,

/s/ Yu, Xi Qun, President